UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62360/June 23, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13881

IN THE MATTER OF   :
                                                         :
ALYN CORP.,   :
AMERICAN HOLDING INVESTMENTS, INC.,   :   ORDER MAKING
AMERICAN MIDLAND CORP.,   :   FINDINGS AND REVOKING
AMERICAN MILLENNIUM CORP.,   :   REGISTRATIONS AS TO
AMERICAN PALLET LEASING, INC.,   :   THREE RESPONDENTS
AMERICAN STELLAR ENERGY, INC.   :
 (N/K/A TARA GOLD RESOURCES CORP.), and :
AMWEST ENVIRONMENTAL GROUP, INC.   :

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 6, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents American Holding Investments, Inc., and American Stellar Energy, Inc. (n/k/a Tara Gold Resources Corp.), filed timely Answers to the OIP. I have held a telephonic prehearing conference with those two Respondents and the Division of Enforcement, and a schedule for filing cross-motions for summary disposition is in place. The Commission has accepted settlement offers from Respondents American Midland Corp. and American Millennium Corp.

The other three Respondents did not file Answers to the OIP within the time allowed. I previously required non-answering Respondents Alyn Corp. (Alyn), American Pallet Leasing, Inc. (American Pallet), and Amwest Environmental Group, Inc. (Amwest), to show cause why they should not be held in default. The time for replying to the Order to Show Cause has expired, and no replies have been received. Accordingly, Alyn, American Pallet, and Amwest are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true as to the defaulting Respondents.

Alyn (CIK No. 1015298) is a void Delaware corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Alyn is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended March 31, 2000, which reported a net loss of over $1.79 million for the prior three months. On July 31, 2000, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, which was still pending as of April 30, 2010. As of April 30, 2010, the company's stock (symbol ALYNQ) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

American Pallet (CIK No. 1106641) is a void Delaware corporation located in Glenview, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Pallet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of $156,338 for the prior nine months. As of April 30, 2010, the company's stock (symbol APLS) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Amwest (CIK No. 941813) is a Nevada corporation located in Los Alamitos, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Amwest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 1997, which reported a net loss of $288,829 for the prior three months. As of April 30, 2010, the company's stock (symbol AEGI) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, these three Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Alyn Corp., American Pallet Leasing, Inc., and Amwest Environmental Group, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge